Exhibit (a)(1)(D)

Offer to Purchase for Cash

Up to 7,257,020 Shares of Preferred Stock

(including Preferred Stock represented by American Depositary Shares)

of

Telemig Celular Participações S.A.

at

at R$63.90 Per Preferred Share

by

Vivo Participações S.A.

through its subsidiary

TCO IP S.A.

Pursuant to the Offer to Purchase dated April 8, 2008

THE TENDER OFFER CAN BE ACCEPTED AND TENDERED PREFERRED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK AS ADS TENDER AGENT, BY 12:00 NOON, NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF PREFERRED SHARES TENDERING DIRECTLY, BY 5:00 P.M., NEW YORK CITY TIME, IN EACH CASE ON MAY 9, 2008, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

April 8, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

TCO IP S.A. (“TCO IP”), a company controlled by Vivo Participações S.A. and Vivo S.A., both corporations organized under the laws of Brazil and, with Vivo S.A. being wholly-owned by Vivo Participações, is making an offer to purchase up to 7,257,020 preferred shares, no par value, including preferred shares represented by American Depositary Shares (“ADSs”), of Telemig Celular Participações S.A., a corporation organized under the laws of Brazil (the “Company”), upon the terms and subject to the conditions set forth in the offer to purchase dated April 8, 2008 (as amended, from time to time, the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) and together with the Offer to Purchase, as amended or supplemented from time to time (the “Offer”), copies of which are attached hereto, and in the separate offering materials in Portuguese for holders of shares that are not U.S. residents that are being published concurrently in Brazil (the “Brazilian Offer Documents”). The price offered is R$63.90 per preferred share (for reference, equivalent to approximately U.S.$74.68 per ADS based on (i) one ADS representing two preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil (the “Central Bank”) through the SISBACEN system at 7:00 p.m., Brasilia time (“PTAX exchange rate”), on April 4, 2008, which was U.S.$1.00 = R$1.711 in cash, net of stock exchange and settlement fees described in the Offer to Purchase, any applicable brokerage fees or commissions and applicable withholding taxes. In the case of tendered ADSs, the Brazilian reais offer price will be converted into U.S. dollars by The Bank of New York, as ADS tender agent (the “ADS Tender Agent”) through its broker based on the spot market rate available on the date payment is made to its broker for preferred shares purchased in the Offer (the “Share Payment Date”).

ADS holders tendering through the Tender Agent will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer.

There is no separate tender offer being made in the United States to acquire preferred shares or ADSs. If a holder of ADSs, each representing two preferred shares of the Company, wishes to participate in the tender offer, the holder may tender the preferred shares underlying its ADSs to the ADS Tender Agent, in accordance with the instructions set forth in the enclosed Letter of Transmittal. If the underlying preferred shares are accepted for purchase in the auction described in “The Offer—Section 3” of the Offer to Purchase, those ADSs will be cancelled so that the underlying preferred shares may be tendered.

All terms not otherwise defined therein have the meaning set forth in the Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your nominee.

The tender offer is subject to the conditions described in Section 13 in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold ADSs registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase dated April 8, 2008;

2.	Letter of Transmittal, including a Substitute Form W-9 and form W-8 BEN, for your use and for the information of your clients;

3.	A form of letter which may be sent to your clients for whose accounts you hold ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the tender offer;

4.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding; and

5.	Return envelope addressed to the ADS Tender Agent.

The enclosed Letter of Transmittal cannot be used to tender preferred shares, except insofar as preferred shares are represented by ADSs, on behalf of clients for whose account you hold ADSs registered in your name or in the name of nominee. Preferred shares not represented by ADSs can only be tendered in the tender offer by following the instructions in the Offer. See Instruction 8 of the Letter of Transmittal.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

Please note the following:

1.	The tender offer is open to all holders of preferred shares (including preferred shares represented by ADSs). In order to participate in the tender offer, holders of ADSs may tender the preferred shares underlying their ADSs through the ADS Tender Agent, in accordance with the instructions set forth in the Offer. As an alternative to tendering the preferred shares underlying its ADSs through the ADS Tender Agent, an ADS holder may also surrender its ADSs to The Bank of New York, as depositary, withdraw the preferred shares underlying the ADSs from the ADS program and participate directly in the tender offer as a holder of preferred shares, allowing sufficient time to complete all necessary steps and make all required arrangements. See “The Offer—Section 3” in the Offer to Purchase.

2.

After purchase by TCO IP of the preferred shares underlying the ADSs tendered through the ADS Tender Agent (subject to any pro rata reduction of the preferred shares purchased as described in the Offer to Purchase) the reais price paid for shares tendered will be credited to the ADS Tender Agent’s broker (the “Broker”) three Brazilian business days after the Auction Date. On the same day it receives this amount, the Broker will convert the aggregate reais purchase price into U.S. dollars based on the spot market rate on the Share Payment Date for delivery of dollars two U.S. business days thereafter. The Broker will transfer to the ADS Tender Agent the U.S. dollar proceeds to pay for the ADSs purchased in the auction. The payment to holders of ADSs will be based on the spot market rate in effect on the day payment is made to the Brazilian holders. After receipt of payment of the consideration for purchased preferred shares and returning to ADS holders any tendered ADSs not purchased due to proration, the ADS Tender Agent will make payment to the applicable holders of ADSs, minus (a) a fee of up to U.S.$ 5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the Offer, (b) the combined fee of 0.035% of the purchase price payable to the Bolsa de Valores de São Paulo—BOVESPA (the “São Paulo Stock Exchange”) and the Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company, or “CBLC”), as described in “The Offer—Section 1” in the Offer to Purchase, and (c) the holder’s pro rata portion of the fee or commission charged by the ADS Tender Agent’s broker to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. The ADS cancellation fee is payable to The Bank of New York, acting as depositary under the deposit agreement governing the Company’s ADS program. Because the purchase price will be paid in Brazilian reais, ADS holders will also pay the expenses for converting Brazilian reais to U.S. dollars. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer. ADS holders will receive the purchase price for preferred shares represented by ADSs purchased in the tender offer in cash by check or, in the case of ADSs held through The Depository Trust Company (“DTC”), by means of delivery of funds to the account maintained at DTC by the tendering participant.

3.	U.S. federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided. See Instruction 9 of the Letter of Transmittal.

4.	Subject to the exceptions and conditions described in the Offer to Purchase and the related Letter of Transmittal, the deadline established by the ADS Tender Agent by which holders who wish to participate in the Offer by tendering ADSs rather than preferred shares must deliver all required documentation to the ADS Tender Agent is 12:00 noon New York City time (the “ADS Tender Deadline”) on May 9, 2008 (such date, as it may be extended by us, the “Tender Offer Expiration Date”) unless extended or earlier terminated. The ADS Tender Agent will then contact a broker authorized to conduct trades on the São Paulo Stock Exchange to tender the preferred shares underlying the ADSs in the auction as described in “The Offer—Section 2” in the Offer to Purchase. Holders of preferred shares who wish to participate in the Offer directly must register with their brokers, deliver any documents that their brokers require and qualify to participate in the Offer by 5:00 p.m. New York City time (the “Expiration Time”) on the Tender Offer Expiration Date unless the Offer is extended or earlier terminated.

5.	In order to participate in the tender offer through the ADS Tender Agent, the following must be delivered to the ADS Tender Agent prior to the ADS Tender Deadline, on the Tender Offer Expiration Date: (a) American Depositary Receipts (“ADRs”) evidencing the tendered ADSs and the enclosed Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or (b) in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Letter of Transmittal), in each case together with any other documents required by the ADS Tender Agent and in accordance with the instructions set forth in the Letter of Transmittal.

TCO IP will not pay any fees or commissions to any broker, dealer or other person (other than the U.S. Information Agent, the Brazil Information Agent or the ADS Tender Agent as described in the Offer to Purchase) for soliciting tenders of preferred shares represented by ADSs pursuant to the Offer. TCO IP will, however, upon request, reimburse brokers, dealers, banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. ADS holders will pay all stock transfer taxes applicable to the sale of preferred shares represented by ADSs to TCO IP or TCO IP’s order pursuant to the Offer, as set forth in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the U.S. Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

TCO IP S.A.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF TCO IP, THE COMPANY, THE U.S. OR BRAZILIAN INFORMATION AGENT OR THE ADS TENDER AGENT OR ANY AFFILIATE OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.